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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic Software Joins Forces with Norway’s Leading Integrator

Faster integration will leverage more productivity from current IT systems

Houten, The Netherlands (September 14, 2005) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that it has signed an agreement with WM Data, one of Norway’s leading system integrators, according to which WM Data will employ Magic’s iBOLT business integration suite for its integration projects.

WM Data has a wide variety of customers from major Nordic banks and insurance companies to car manufactures, retail industries and the public sector. WM Data’s customers benefit from the wide range of services offered including system integration, enterprise resource planning, supply chain management and application management. It is envisaged that iBOLT will provide WM Data with a competitive edge in being able to decrease integration timescales whilst offering extensive functionality to the final project.

Tor Malmo, Managing Director of WM Data comments, “Our customers often require tactical integration projects to relieve pressure points within their business processes, and by taking just small components from a variety of internal systems we can create a business solution that immediately addresses these issues within the company operation. Magic’s iBOLT will enable us to provide this service quickly and at an affordable price; the benefit to our customers is that they can leverage more from their current IT investment.”

“We are very pleased that WM Data has decided to include iBOLT in its portfolio of services and products. We are matching WM Data’s commitment of dedicated iBOLT sales personnel with local training and support, and both companies are very encouraged by the amount of interest from customers,” says Regev Yativ, Managing Director, Magic EMEA.

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About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), is a leader in composite application development and deployment platforms, featuring a Service Oriented Architecture (SOA), Application Integration and Business Process Management (BPM). Magic customers rapidly develop and deploy applications, customizing and integrating with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: September 14, 2005